CONFIDENTIAL TREATMENT OF

CERTAIN DESIGNATED PORTIONS

OF THIS LETTER HAS BEEN

REQUESTED BY MORGAN

STANLEY. SUCH CONFIDENTIAL

PORTIONS HAVE BEEN OMITTED,

AS INDICATED BY [*] IN THE

TEXT, AND SUBMITTED TO THE

COMMISSION.

August 5, 2011

By U.S. Mail & Facsimile to 202-772-9292

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-K for the Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 9, 2011

File No. 001-11758

Dear Mr. Vaughn:

Morgan Stanley (the “Company”) is pleased to respond to your letter of July 8, 2011 concerning its Form 10-K for the Year Ended December 31, 2010 (“2010 Form 10-K”) and the Form 10-Q for the quarterly period ended March 31, 2011 (“First Quarter Form 10-Q”).

For your convenience, we have restated your comments below.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business

Institutional Securities

Commodities, page 4

Comment:

1.	Please address the following regarding your response to prior comment two:

•

Please confirm that in future filings you will disclose the information you provided related to your market making activities in various types of commodities and commodity-related assets or instruments, including your revenue streams and the other parties that make markets in the same commodities.

•

Tell us in greater detail the nature of your other energy-related activities, including crude oil, oil products, natural gas, electric power, emission credits, coal, liquefied natural gas, and related products. Specify the ownership structures for those activities, and quantify the amounts related to these activities as they are reflected in your financial statements by category of activity.

Response:

Beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2011 (“Second Quarter Form 10-Q”), the Company will disclose the information provided in its response letter dated June 9, 2011 related to its market-making activities in various types of commodities and commodity-related assets or instruments, including revenue streams and the other parties that make markets in the same commodities.

The Company’s other energy related activities include the production, storage and transportation of several commodities, including crude oil, oil products, natural gas, electric power, emission credits, coal, freight, liquefied natural gas and related products. For example, the Company is an electricity power marketer in the U.S. and owns electricity generating facilities in the U.S. and Europe.

The Company conducts its other energy related activities through several subsidiaries, including Morgan Stanley Capital Group Inc., and also participates in these activities through investments in certain non-consolidated entities.

Similar to its market-making activities, revenue streams are generated by each of these other energy-related activities either individually or in combination with one or more of the other activities as part of an overall portfolio of positions assumed by traders in physical and financial markets. Revenues are generated through transaction price spreads to existing market levels with market movements on the portfolios of managed market risk. To a lesser extent, there also are revenue streams from service fees, lease fees, and investment appreciation or depreciation.

Beginning with the Second Quarter Form 10-Q, the Company also will enhance its disclosure by including the above descriptions related to its other energy related activities.

The carrying value of the Company’s investments in non-consolidated entities and fixed assets that are associated with other energy related activities was approximately $[*] at December 31, 2010. On page 92 of the 2010 Form 10-K, the Company disclosed contractual obligations, which includes these other energy related activities (see Operating leases—equipment and Purchase obligations within the table).

Of the $1,887 million in Purchase obligations $[*] relates to the Company’s commodities business. In Note 13 on page 202 of the 2010 Form 10-K, the Company disclosed that future minimum lease commitments of $981 million are in connection with its commodities business.

Financial Holding Company

Scope of Permitted Activities, page 9

Comment:

2.	Refer to your response to prior comment three and provide proposed disclosure to be included in your next Form 10-Q. If true, please confirm that such disclosure will clearly address the status of your interactions with the Federal Reserve on these matters and the specific activities you plan execute in order to conform to the requirements of the BHC Act including divestment activities. Please quantify the impact of such activities, and identify the respective timeframes of any divestitures. If you believe the impact of such activities is not material, disclose that fact as well as the status of your interactions with the Federal Reserve.

Response:

The Company will provide the following draft disclosure in its Second Quarter Form 10-Q (additional disclosure underlined). [*]

The BHC Act provides a two-year period from September 21, 2008, the date that the Company became a bank holding company, for the Company to conform its activities to the BHC Act, subject to three one-year extensions that may be granted by the Federal Reserve upon approval of the Company’s application. The Company has received the first of these extensions with respect to certain activities relating to its real estate and other funds businesses. Although conformance activities continue with respect to these businesses, the Company is in the process of seeking a second extension, and it is possible that the Company will be required in 2012 to seek Federal Reserve approval for the third additional year permitted by the BHC Act. The Federal Reserve may grant an extension, one year at a time, if it finds that the extension will not be detrimental to the public interest. Based on the real estate and other investments and businesses which are required to be sold, there would be no material adverse impact on the Company’s condensed consolidated financial statements.

In addition, the Company is engaged in discussions with the Federal Reserve regarding its commodities activities, as the BHC Act also grandfathers any “activities related to the trading, sale or investment in commodities and underlying physical properties,” provided that the Company was engaged in “any of such activities as of September 30, 1997 in the United States” and provided that certain other conditions that are within the Company’s reasonable control are satisfied. If the Federal Reserve were to determine that any of the Company’s commodities activities did not qualify for the BHC Act grandfather exemption, then the Company would likely be required to divest any such activities that did not otherwise conform to the BHC Act by the end of any extensions of the grace period. At this time the Company does not believe, based on its interpretation of applicable law, that any such required divestment would have a material adverse impact on its condensed consolidated financial statements.

Activities Restrictions under the Volcker Rule, page 10

Comment:

3.	Refer to your response to prior comment four. Please revise your disclosure in future filings to address your plans to dispose of your in-house quantitative proprietary trading unit, Process Driven Trading, in 2012 in advance of the effectiveness of the Volcker Rule, and the impact of this trading unit on your financial condition, results of operations, and liquidity for each period presented. Additionally, if true please revise your disclosure in future filings to state that you cannot currently identify the trading desks and other related business units or other activities that might be within the scope of the final regulatory definition of proprietary trading. Disclose the extent to which you are monitoring regulatory developments related to the Volcker Rule and confirm in your disclosure that when the regulations are final, you will be in a position to complete your review of your relevant activities and make plans to implement compliance with the Rule.

Response:

Please see the Company’s response to comment 4 immediately below.

Item 1A. Risk Factors, page 23

Comment:

4.	We note from your response to prior comment five that you are reviewing your proprietary trading operations, that the regulations implementing the substantive Volcker Rule provisions have not been published and that you believe you can not quantify how the Volcker Rule may impact your business. However, it is not clear why you have not disclosed how you define “proprietary trading” or quantified the revenues generated from your proprietary trading business. Please include a risk factor in future filings that does so. The risk factor should address the fact that the Volker Rule has not yet defined proprietary trading and may be more inclusive or exclusive than your definition. It should also describe the risks associated with the potential elimination of your proprietary trading business (as you define it) and businesses that, while falling outside of your definition, may qualify as proprietary trading under the Volcker Rule.

Response:

The scope of the restriction on “proprietary trading” has yet to be defined by the rulemaking agencies. Without that guidance, the Company is unable to determine what activities may be prohibited in the future (other than for standalone proprietary trading businesses). The Company will enhance its risk factors disclosure related to the Volcker rule provision, which will include disclosure related to Process-Driven Trading. The Company notes that there may be a period where there continues to be ambiguity until after the rule is made final and/or the full implications of a final rule can be determined.

The Company will provide the following draft disclosure in its Second Quarter Form 10-Q (additional disclosure underlined).

The financial services industry is subject to extensive regulation, which is undergoing major changes that will impact our business.

As a major financial services firm, we are subject to extensive regulation by U.S. federal and state regulatory agencies and securities exchanges and by regulators and exchanges in each of the major markets where we operate. We also face the risk of investigations and proceedings by governmental and self-regulatory agencies in all countries in which we conduct our business. Interventions by authorities may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. In addition to the monetary consequences, these measures could, for example, impact our ability to engage in, or impose limitations on, certain of our businesses. The number of these investigations and proceedings, as well as the amount of penalties and fines sought, has increased substantially in recent years with regard to many firms in the financial services industry, including us. Significant regulatory action against us could materially adversely affect our business, financial condition or results of operations or cause us significant reputational harm, which could seriously harm our business. The Dodd-Frank Act also provides a bounty to whistleblowers who present the SEC with information related to securities laws violations that leads to a successful enforcement action. As a result of this bounty, we may face an increased number of investigations by the SEC.

In response to the financial crisis, legislators and regulators, both in the U.S. and worldwide, have adopted, or are currently considering enacting, financial market reforms that have resulted and could result in major changes to the way our global operations are regulated. In particular, as a result of the Dodd-Frank Act, we are subject to significantly revised and expanded regulation and supervision, to new activities limitations, to a systemic risk regime which will impose especially high capital and liquidity requirements, and to comprehensive new derivatives regulation. Additional restrictions on our activities would result if we were to no longer meet certain capital or management requirements at the financial holding company level. Certain portions of the Dodd-Frank Act were effective immediately, while other portions will be effective only following extended transition periods, but many of these changes could in the future materially impact the profitability of our businesses, the value of assets we hold, expose us to additional costs, require changes to business practices or force us to discontinue businesses, could adversely affect our ability to pay dividends, or could require us to raise capital, including in ways that may adversely impact our shareholders or creditors.

For example, the Volcker Rule provision of the Dodd-Frank Act will have an impact on us, including potentially limiting various aspects of our business. With respect to the “proprietary trading” prohibition of the Volcker Rule, we have previously announced plans to dispose of our in-house proprietary quantitative trading unit, Process-Driven Trading (“PDT”), in 2012.

For the year ended December 31, 2010, PDT did not have a material impact on our financial condition, results of operations and liquidity. We have also previously exited other standalone proprietary trading businesses (defined as those businesses that were dedicated solely to investing our capital), and we are continuing to liquidate legacy positions related to those businesses. Beyond the restriction on standalone proprietary trading businesses, any additional limitations will depend on the details of agency rulemaking, which have not been published. Given the lack of clarity, we are unable to identify which other parts of our business will or might be defined to be “proprietary trading” or, even if defined as “proprietary trading,” whether we would benefit from a “permitted activity” exception, such as market-making or hedging. We are closely monitoring regulatory developments related to the Volcker Rule, and when the regulations are final, we will be in a position to complete a review of our relevant activities and make plans to implement compliance with the Volcker Rule, which will likely not require full conformance until July 2014, subject to extensions.

Comment:

5.	We note your response to prior comment six. Please expand your risk factor disclosure in future filings to quantify your Monoline exposures and quantify the costs of your hedging program. Additionally, revise Management’s Discussion and Analysis of Financial Condition and Results of Operations to explain why your hedging program continues to become more costly and difficult to effect.

Response:

The Company will expand its risk factor disclosure to quantify its Monoline exposures and hedging costs and revise Management’s Discussion and Analysis of Financial Condition and Results of Operations to explain why hedging continues to become more costly and difficult to effect. The Company will also modify its Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect significant developments in its Monoline exposures.

The Company will provide the following draft disclosure in its Second Quarter Form 10-Q (additional disclosure underlined).

Holding large and concentrated positions may expose us to losses.

Concentration of risk may reduce revenues or result in losses in our market-making, investing, block trading, underwriting and lending businesses in the event of unfavorable market movements. We commit substantial amounts of capital to these businesses, which often results in our taking large positions in the securities of, or making large loans to, a particular issuer or issuers in a particular industry, country or region. For example, our exposure to monoline insurers (“Monolines”) at June 30, 2011 includes $1.7 billion of bonds that are insured by Monolines and $1.6 billion of positive net derivative counterparty exposure (principally MBIA Insurance Corporation).

Our hedging program for Monoline counterparty exposure continues to become more costly and difficult to effect because of the basis risk (risk associated with imperfect hedging) between the Monoline counterparty exposure and the related hedges. The quarter and six months ended June 30, 2011 included gains of $471 million and $153 million, respectively, compared with losses of $186 million and $330 million, respectively, in the prior year comparative periods. Although we proactively manage our Monoline exposure, as market conditions continue to evolve, significant additional gains or losses could be incurred. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Significant Items—Monoline Insurers” in Part I, Item 2, in the Second Quarter Form 10-Q.

Comment:

6.	We note your response to prior comment seven and we reissue the comment. Please note, cross referencing the discussion to other parts of your document that contain the details that allow investors to understand the magnitude of the risk and consequences is not sufficient.

Response:

The Company will expand its risk factors disclosures as described in its response letter dated June 9, 2011 and include information about the magnitude and consequences of the particular risk where appropriate.

The Company will provide the following draft disclosure in its Second Quarter Form 10-Q (additional disclosure underlined).

Our borrowing costs and access to the debt capital markets depend significantly on our credit ratings.

The cost and availability of unsecured financing generally are dependent on our short-term and long-term credit ratings. Factors that are important to the determination of our credit ratings include the level and quality of our earnings, capital adequacy, liquidity, risk appetite and management, asset quality, business mix and actual and perceived levels of government support.

Our debt ratings also can have a significant impact on certain trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions, including credit derivatives and interest rate swaps. In connection with certain OTC trading agreements and certain other agreements associated with the Institutional Securities business segment, we may be required to provide additional collateral to certain counterparties in the event of a credit ratings downgrade. At June 30, 2011, the amount of additional collateral or termination payments that could be called by counterparties under the terms of such agreements in the event of a one-notch downgrade of our long-term credit rating was $1,245 million. A total of $3,258 million in collateral or termination payments could be called in the event of a two-notch downgrade.

In addition, we may be required to pledge additional collateral to certain exchanges and clearing organizations in the event of a credit ratings downgrade. At June 30, 2011, the increased collateral requirement at certain exchanges and clearing organizations was

$178 million in the event of a one-notch downgrade of our long-term credit rating. A total of $1,371 million of collateral is required in the event of a two-notch downgrade.

The rating agencies are considering the impact of the Dodd-Frank Act’s resolution authority provisions on large banking institutions and it is possible that they could downgrade our ratings and those of similar institutions.

We have incurred, and may continue to incur, significant losses in the real estate sector.

We finance and acquire principal positions in a number of real estate and real estate-related products for our own account, for investment vehicles managed by affiliates in which we also may have a significant investment, for separate accounts managed by affiliates and for major participants in the commercial and residential real estate markets. At June 30, 2011, the consolidated statements of financial condition included amounts representing real estate investment assets of consolidated subsidiaries of approximately $2.0 billion, net of noncontrolling interests of approximately $1.6 billion. In addition, we had contractual capital commitments, guarantees, lending facilities and counterparty arrangements with respect to real estate investments of $1.0 billion at June 30, 2011.

We also originate loans secured by commercial and residential properties. Further, we securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages and other real estate and commercial assets and products, including residential and commercial mortgage-backed securities. These businesses have been, and may continue to be, adversely affected by the downturn in the real estate sector. In connection with these activities, we have provided, or otherwise agreed to be responsible for, certain representations and warranties. Under certain circumstances, we may be required to repurchase such assets or make other payments related to such assets if such representations and warranties were breached. Between 2004 and June 30, 2011, we sponsored approximately $147 billion of residential mortgage-backed securities (“RMBS”) primarily containing U.S. residential loans. Of that amount, we made representations and warranties concerning approximately $46 billion of loans and agreed to be responsible for the representations and warranties made by third-party sellers, many of which are now insolvent, on approximately $21 billion of loans. At June 30, 2011, the current unpaid principal balance (“UPB”) for all the residential assets subject to such representations and warranties was approximately $25.1 billion and the cumulative losses associated with U.S. RMBS were approximately $9.6 billion. We did not make, or otherwise agree to be responsible for the representations and warranties made by third party sellers on approximately $80 billion of residential loans that we securitized during that time period. We have not sponsored any U.S. RMBS transactions since 2007.

We have also made representations and warranties in connection with our role as an originator of certain commercial mortgage loans that we securitized in commercial mortgage-backed securities (“CMBS”). Between 2004 and 2010, we originated approximately $43 billion and $29 billion of U.S. and non-U.S. commercial mortgage loans, respectively, that were placed into CMBS sponsored by us. At June 30, 2011, the current UPB for all U.S. commercial mortgage loans subject to such representations and warranties was $36.6 billion. At June 30, 2011, the current UPB, for all non-U.S. commercial mortgage loans subject to such representations and warranties was approximately $17 billion.

Recently, the level of litigation activity focused on residential mortgage and credit crisis-related matters has increased materially in the financial services industry. As a result, we expect that we may become the subject of increased claims for damages and other relief regarding residential mortgages and related securities in the future. We continue to monitor our real estate-related activities in order to manage our exposures and potential liability from these markets and businesses. See “Legal Proceedings—Residential Mortgage and Credit Crisis Related Matters” in Part II, Item 1 in the Second Quarter Form 10-Q.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Segments, page 54

Comment:

7.	Refer to your response to prior comment ten. Please revise your disclosure in future filings to clarify the nature of the significant sales restrictions placed on your principal transactions – investments, and describe the nature and amount of such investments.

Response:

Beginning with the Second Quarter Form 10-Q, the Company will enhance its disclosure to clarify the nature, amount and restrictions of principal investments, including the nature of the significant sales restrictions on those investments.

Comment:

8.	Refer to your response to prior comment ten. Please tell us what consideration you gave to including a tabular disclosure by business or related product type for your revenues in the Global Wealth Management Group segment similar to the sales and trading revenues by business table disclosed on page 58. If you have revenues by business or product type available for this segment, please revise your disclosure in future filings to include such information.

Response:

Beginning with the Second Quarter Form 10-Q, the Company will expand its disclosure to include Global Wealth Management Group revenue by source.

Liquidity and Capital Resources

Global Liquidity Reserve, page 85

Comment:

9.	Refer to your response to prior comment 11. Please revise your disclosure in future filings to separately disclose your global liquidity reserve by foreign and domestic Non-bank and Bank subsidiaries.

Response:

Beginning with the Second Quarter Form 10-Q, the Company will revise its global liquidity reserve disclosure to include foreign and domestic Non-bank and Bank subsidiaries.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Credit Risk

Institutional Securities Activities

Credit Exposure – Corporate Lending

“Event-Driven” Loans and Lending Commitments at December 31, 2010 and December 31, 2009, page 109

Comment:

10.	Refer to your response to prior comment 13. Please clarify whether you intend to include the discussion from your response in future filing disclosures. Additionally, please revise your disclosure in future filings to clarify the meaning of the term, distributions, and state the types of entities to which you sell or distribute the event-driven loans, including your relationship with such entities.

Response:

Beginning with the Second Quarter Form 10-Q, the Company will revise its “Event-Driven” lending disclosure as described in its response letter dated June 9, 2011. The Company will also clarify the meaning of the term, distributions, and state the types of entities to which it sells or distributes the event-driven loans, including its relationship with such entities.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

Comment:

11.	Your references to “performance priorities set at the beginning of the year,” “objective performance goals,” and “qualitative priorities” indicate that performance based compensation is based on the achievement of preset goals. Please provide draft disclosure to be included in future filings identifying quantitative and qualitative goals used to determine performance based awards. To the extent that goals were set as thresholds or ranges, this information should be disclosed. When discussing performance based awards, you should indicate the extent to which goals were achieved. To the extent that there were specific goals for each named executive officer, the goals should be separately identified.

Response:

The Compensation, Management Development and Succession Committee (“CMDS Committee”) does not use preset goals or specific or formulaic performance targets to determine the variable component of executive compensation for our named executive officers. Instead, as described in the Proxy Statement beginning on page 29, “2010 Compensation Process and Decisions”, such compensation is determined in the discretion of the CMDS Committee and is based on performance priorities considered by the committee in the following five key areas: financial performance, business development, client franchise and products, risk management and technology, and culture and stakeholder engagement, as well as on competitor compensation data, relative pay considerations and such other considerations set forth in the section “2010 Compensation Process and Decisions” of the Proxy Statement. While these performance priorities are determined by the CMDS Committee in the beginning of the year and reviewed by the committee prior to awarding each named executive officer’s variable compensation following the end of the year, the CMDS Committee does not establish formulaic objectives nor does it assign any specific weighting to each performance priority to ultimately determine variable compensation. Similarly, there are no thresholds or ranges for the satisfaction of performance priorities. Rather, the performance priorities are factors that are considered by the CMDS Committee, in its discretion, to determine the amount of each named executive officer’s variable compensation. To the extent such discretionary priorities are a factor in the CMDS Committee’s determination of compensation for Mr. Gorman or the other named executive officers, they are disclosed in the sections “Chief Executive Officer Performance” and “Other Executive Performance”, respectively, beginning on page 31 of the Proxy Statement.

In future proxy statements, and to the extent that the CMDS Committee continues to determine variable compensation on a discretionary basis, the Company will continue to fully describe the various performance priorities set by the CMDS Committee and provide an analysis of how the CMDS Committee considered such factors in determining variable compensation for each named executive officer. The Company will make clear that such priorities are non-formulaic in nature, do not require specific performance targets or preset goals to be met prior to the awarding of such compensation and are not assigned any specific weighting.

Comment:

12.	We note your disclosure on pages 23 and 32 that Mr. Gorman’s compensation for 2010 was lower than his 2009 compensation because you did not meet “certain financial priorities” during 2010. Please tell us what financial priorities were not met and specifically describe how not meeting the priorities affected Mr. Gorman’s 2010 compensation.

Response:

As described in the Company’s response to comment 11 above, the CMDS Committee did not set formulaic financial objectives that the Company was required to achieve in order for Mr. Gorman or any other named executive officer to be awarded variable compensation for 2010. Instead, financial criteria are only one factor in the overall assessment of Company and individual performance that the CMDS Committee considered to determine compensation, and the amount of such compensation is determined in the discretion of the CMDS Committee. As noted in “Company Financial Performance” on page 31 of the Proxy Statement, in the CMDS Committee’s discretion, the material financial priority that was not met was the Company’s return on average common equity in 2010, which was 9% from continuing operations and below the desired ROE performance priority. Because no specific weight was assigned to any one priority, including the financial performance priority (or any component thereof), and, instead, both Company and Mr. Gorman’s performance were considered holistically in determining the amount to be awarded to Mr. Gorman, it is not possible to quantitatively describe how not meeting this priority affected Mr. Gorman’s 2010 compensation; however, it had a negative impact on Mr. Gorman’s 2010 compensation with an undetermined quantitative weighting.

Comment:

13.	We note your disclosure on page 26 relating to target PSUs earned, as determined by applying the applicable MS ROE and MS TSR Rank multiplier to the target award. Please disclose the target awards.

Response:

The dollar value of the target number of PSUs granted with respect to 2010 is disclosed in the table of the section “2010 Compensation Decisions” on page 34 of the Proxy Statement. As described in footnote 8 to this table, the target number of PSUs granted is derived by dividing the dollar value set forth in the table by $29.8899, the volume-weighted average price of the Company’s common stock on the grant date. The Company further disclosed the target number of PSUs granted to each named executive officer (as applicable) on January 21, 2011 in footnote 3 to the Beneficial Ownership Table on page 21 of the Proxy Statement as follows: Mr. Gorman: 64,904.87; Ms. Porat: 61,893.82; Mr. Chammah: 58,137.29; and Mr. Fleming: 58,548.21.

In future proxy statements, to the extent PSUs are granted to any named executive officer for the relevant year, the Company will include the target number of such PSUs in the Compensation Discussion and Analysis.

Item 15. Exhibits and Financial Statement Schedules

Comment:

14.	We note your response to prior comment 26. We are not persuaded that the documents related to the joint ventures are not material contracts. In particular, we note the parenthetical qualification in your response indicating that the rights and obligations under the agreements disclosed in your Form 10-K are material. Please file the documents related to the joint ventures as exhibits to your upcoming Form 10-Q.

Response:

The Company continues to believe that the documents related to its joint ventures with Mitsubishi UFJ Financial Group, Inc. did not represent a material plan of acquisition for the reasons noted in the Company’s response letter dated June 9, 2011. However, in order to resolve this comment, the Company will file the Integration and Investment Agreement dated as of March 30, 2010, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley as Exhibit 2.2 to the Second Quarter Form 10-Q.

Exhibit 10.2

Comment:

15.	We note your response to prior comment 27. Please tell us how you concluded that the joint venture agreement is the type of agreement contemplated by Item 601(b)(2) of Regulation S-K, as opposed to Item 601(b)(10).

Response:

The Company believes that the joint venture agreement should have more appropriately been filed under Item 601(b)(2) instead of Item 601(b)(10) because it relates to “[a] material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement…” The joint venture agreement relates to the reorganization of the Company’s Global Wealth Management business (the “GWM business”) and Citigroup Inc.’s (“Citi”) retail brokerage and futures business operated under the name Smith Barney in the United States and Australia and under the name Quilter in the United Kingdom (collectively, the “Smith Barney business”), whereby the Company and Citi disposed of and contributed their GWM business and Smith Barney business, respectively, to Morgan Stanley Smith Barney Holdings LLC (“MSSB”) and the Company acquired a 51% interest in MSSB for which the Company made a cash payment of $2.75 billion to Citi.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

6. Variable Interest Entities and Securitization Activities, page 34

Comment:

16.	You disclose that your involvement with VIEs arises from structuring of credit-linked notes or other asset-repackaged notes designed to meet the investment objectives of clients. Please tell us whether your credit-linked notes and other asset-repackaged notes include re-securitization transactions, and if so, please address the following:

•	Confirm the amount of re-securitization vehicles you consolidate and the amount you do not consolidate, and provide us with you accounting analysis to support whether you consolidate the vehicles.

•	Quantify the total assets of your re-securitization vehicles and amount of securities that were re-securitized in the periods presented.

•

Quantify the impact of these vehicles on your consolidated financial position and results of operations for all periods presented, including the amount of interest held in unconsolidated re-securitization vehicles and total assets and liabilities in consolidated vehicles.

•	Tell us what years you participated in re-securitization activities.

•

Tell us whether your clients are requesting the re-securitization, the types of parties that request your assistance in performing the re-securitization, and discuss their role in the design of the vehicle and the structure of the securities to be issued.

•

Tell us whether there are situations in which you are doing re-securitizations for your own liquidity or capital purposes, and tell us the other parties involved that have discretion over the design of the vehicle.

Response:

At March 31, 2011 and December 31, 2010, the Company consolidated none of the re-securitization transactions with which it was involved. As of March 31, 2011 and December 31, 2010, unconsolidated transactions sponsored by the Company had an aggregate current unpaid principal balance of approximately $[*] and $[*], respectively. The fair value of the Company’s interests in these transactions, including interests purchased in the secondary market, totaled $[*] and $[*] at March 31, 2011 and December 31, 2010, respectively.

As noted on page 34 of the First Quarter Form 10-Q, for many transactions, there are no significant economic decisions made on an ongoing basis. In these cases, the Company focuses its analysis on decisions made prior to the initial closing of the transaction and at the termination of the transaction. Based upon factors, which include an analysis of the nature of the assets, the number of investors, the standardization of the legal documentation and the level of the continuing involvement by the Company, the Company concluded in most of these transactions that decisions made prior to the initial closing were shared between the Company and the initial investors. Beginning with the Second Quarter Form 10-Q, the Company will enhance its disclosure related to the consolidation analysis for re-securitizations and other VIEs for which there are no significant economic decisions made on an ongoing basis.

During the quarter ended March 31, 2011 and the year ended December 31, 2010, the Company sponsored new re-securitization vehicles with assets of $[*] and $[*], respectively. Net gains on sales of assets in these transactions were immaterial.

[*]

Some transactions are motivated by specific investor demand. Other transactions are motivated by an arbitrage opportunity identified by the Company. The legal documentation for re-securitization transactions is standard. The specific capital structure is dictated by rating agency subordination requirements and investor demand. Re-securitization transactions sponsored by the Company typically are designed to take advantage of arbitrage opportunities. Arbitrage opportunities arise in the market due to premiums offered for liquidity or for inefficient prices within subordinate tranches. The Company frequently holds in its trading inventory retained interests in these transactions that it intends to sell.

Comment:

17.	You consolidate certain of your mortgage and asset-backed securitizations and collateralized debt obligations, and do not consolidate certain others since you are not the primary beneficiary. You disclose that you consider servicing and collateral management decisions as representing the power to make the most significant economic decisions in transactions such as securitizations or collateral debt obligations. Please tell us, and expand your disclosure in future filings to address the following:

•

The specific key differences resulting in the non-consolidation of certain of your securitizations and collateralized debt obligations. For example, clarify whether the key difference is the lack of power over the vehicles, or the lack of an obligation to either absorb losses or receive benefits that could potentially be significant and the nature of the key difference.

•	Clarify the roles you maintain or are required to maintain for the securitization vehicles for which you do not consolidate.

•

We note that you disclose on page 177 of your Form 10-K that you do not provide additional support in securitization transactions through contractual facilities, such as liquidity facilities, guarantees or similar derivatives, and although not obligated, you generally make a market in the securities issued by SPEs in these transactions. Please describe the circumstances where you have purchased assets or provided other forms of liquidity, for securitization and collateralized debt obligation vehicles, but were not required to do so. Specifically, address the business reasons for such purchases or liquidity, including whether you were providing protection to security investors or your customers.

•	Discuss the reasons certain deals are structured to result in your qualifying or not qualifying as the primary beneficiary.

•	Identify the parties that drive the structure of the vehicles.

Response:

Consistent with the examples provided in ASC 810-10-55, servicing and collateral management decisions can represent the power to make the most significant economic decisions in transactions, such as securitizations or collateralized debt obligations. These activities are key factors in the Company’s consolidation analysis for securitization and collateralized debt obligation transactions.

Another key factor is whether the Company holds unilateral rights either to replace the servicer or collateral manager or to require the liquidation of the transaction. In either case, these unilateral rights are more significant than the servicing/collateral management decisions and therefore represent power to make the most significant economic decisions in such transactions.

Beginning with the Second Quarter Form 10-Q, the Company will expand its disclosure regarding the key factors in the consolidation analysis for securitization and collateralized debt obligation transactions.

The Company’s continuing involvement in securitization transactions that it does not consolidate can include ownership of retained interests in Company-sponsored transactions, interests purchased in the secondary market, both for Company-sponsored transactions and transactions sponsored by third parties, derivatives with securitization SPEs, primarily interest rate derivatives in commercial mortgage and residential mortgage securitizations and credit derivatives in which the Company has purchased protection in synthetic CDOs, and as servicer in residential mortgage securitizations in the US and Europe and commercial mortgage securitizations in Europe. These roles are listed in the summary of the Company’s involvement with VIEs on page 34 of the First Quarter Form 10-Q. The Company’s roles in these transactions is provided in greater detail in the descriptions of types of transactions included on pages 177 and 178 of the 2010 Form 10-K. The Company will expand the description of its roles in these transactions in the Second Quarter Form 10-Q.

The Company has not purchased assets or provided other forms of liquidity for securitization and collateralized debt obligation vehicles at any time we were not required to do so.

The structure of securitization vehicles and collateralized debt obligations are driven by a number of different parties, including: loan seller(s) in securitization transactions, the collateral manager in a CDO, one or more rating agencies, a financial guarantor in some transactions and the underwriter(s) of the transactions, who serve to reflect specific investor demand. In addition, subordinate investors, such as the “B-piece” buyer in commercial mortgage backed securitizations or equity investors in CDOs, can influence whether specific loans are excluded from a CMBS transaction or investment criteria in a CDO.

Descriptions of types of transactions were included on pages 177 and 178 of the 10-K. Beginning with the Second Quarter Form 10-Q, the Company will expand the description of participants in securitization vehicles and collateralized debt obligations.

18. Segment and Geographic Information

Geographic Information, page 69

Comment:

18.	It appears that you omitted the regional view of your income (loss) from continuing operations before income taxes, net income (loss) applicable to the company and total assets. Please confirm that you will include this information in future filings.

Response:

Per ASC 280—Segment Reporting, it has been the Company’s consistent disclosure practice to provide the regional view of its net revenues in its Form 10-Q. The references to “income (loss) from continuing operations before income taxes,” “net income (loss) applicable to Morgan Stanley” and “total assets” in the second sentence on page 69 in the geographic information section in the First Quarter Form 10-Q were inaccurate. Beginning with the Second Quarter Form 10-Q, the Company will revert to using the table description as underlined in the paragraph below:

The Company operates in both U.S. and non-U.S. markets. The Company’s non-U.S. business activities are principally conducted through European and Asian locations. The net revenues disclosed in the following tables reflect the regional view of the Company’s consolidated net revenues, on a managed basis, based on the following methodology:

•	Institutional Securities: advisory and equity underwriting—client location, debt underwriting—revenue recording location, sales and trading—trading desk location.

•	Global Wealth Management Group: global representative coverage location.

•	Asset Management: client location, except for Merchant Banking and Real Estate Investing businesses, which are based on asset location.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Significant Items

Morgan Stanley Debt, page 80

Comment:

19.	You disclose net revenues reflected negative revenues of $189 million in the quarter ended March 31, 2011 from the tightening of your credit spreads on certain long-term and short-term borrowings, primarily structured notes that are accounted for at fair value. We also note you recorded a loss on long-term borrowings for which the fair value option was elected of $1.266 billion in Principal Transactions – Trading in the quarter ended March 31, 2011 as disclosed on page 27. Please revise your disclosure in future filings to more clearly describe the underlying reasons for the loss on your long-term borrowings recorded at fair value that was not due to your own credit quality.

Response:

Beginning with the Second Quarter Form 10-Q, when applicable, the Company will more clearly describe the underlying reasons why the changes in fair value for its long-term borrowings recorded at fair value were due to factors other than changes in credit quality.

Business Segments

Institutional Securities

Investment Banking, page 84

Comment:

20.	You disclose that Investment banking revenues for the quarter ended March 31, 2011 increased 14% from the comparable period in 2010, reflecting higher revenues from equity and fixed income underwriting transactions and higher advisory fees. Please revise your disclosure in future filings to include tabular disclosure regarding the volume of transactions underlying your underwriting and advisory fee revenues. Specifically, consider quantifying the volume of equity offerings and fixed income offerings for which you received underwriting revenues, as well as announced and completed mergers, acquisitions and restructuring transactions for which you received advisory revenues.

Response:

Beginning with the Second Quarter Form 10-Q, the Company will include tabular disclosure regarding the volume of transactions underlying its underwriting and advisory fee revenues.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

VaR, page 115

Comment:

21.	You disclose that you use VaR as one of a range of risk management tools and VaR methodology has various strengths and limitations, which include, but are not limited to use of historical changes in market risk factors, which may not be accurate predictors of future market conditions, and may not fully incorporate the risk of extreme market events that are outsized relative to observed historical market behavior or reflect the historical distribution of results beyond the 95% confidence interval; and reporting of losses in a single day, which does not reflect the risk of positions that cannot be liquidated or hedged in one day. Please tell us and revise your disclosure in future filings to address the following:

•	Discuss whether you perform any stress testing on your VaR model, and if so, describe the stress scenarios.

•	Disclose the number of factors you utilize when calculating VaR.

Response:

The Company undertakes many types of exercises to quantify market risk under both normal and stressed conditions. It routinely assesses the suitability of its VaR model using an extensive and granular set of back tests. In recent years, as noted in comment 22, these types of exercises have found that the Company’s VaR is generally conservative relative to realized profit and loss outcomes.

Additionally, as disclosed on pages 97 and 98 of the 2010 Form 10-K, the Company runs an extensive stress testing program, including its Stress VaR (“SVaR”) framework, which is designed to address many of the shortcomings of a traditional daily VaR model, including taking into account the different liquidity characteristics of the underlying risks.

The Company disclosed on page 100 of the 10-K, the following factors utilized when calculating its VaR model.

The Company’s VaR model generally takes into account linear and non-linear exposures to equity and commodity price risk, interest rate risk, credit spread risk and foreign exchange rates as well as linear exposures to implied volatility risks. The VaR model also captures certain implied correlation risks associated with portfolio credit derivatives as well as certain basis risks (e.g., corporate debt and related credit derivatives).

The Company does not believe that disclosing a gross number of risk factors in the VaR model would provide useful information to investors on the overall quality of the VaR model. More important than the number of risk factors, which is usually quite large in well developed VaR models, is the ability of the risk factors to span the set of relevant and material risks that could cause trading losses to the Company.

As represented above, and based on the Company’s extensive back testing regime, the Company believes that its VaR model is suitable for the purpose of providing a conservative measure of the one-day risk of the Company’s trading activities under normal market conditions.

Distribution of VaR Statistics and Net Revenues for the quarter ended March 31, 2011, page 117

Comment:

22.	You disclose that assuming no intra-day trading, for a 95%/one-day VaR, the expected number of times that trading losses should exceed VaR during the year is 13, and, in general, if trading losses were to exceed VaR more than 21 times in a year, the accuracy of the VaR model could be questioned. Additionally, you disclose on page 118 that during the quarter ended March 31, 2011, you experienced net trading losses on three days, none of which were in excess of the 95%/one-day Trading VaR. We also note per review of your Form 10-K that during 2010, you experienced net trading losses on 38 days, with zero excesses of the 95%/one-day Trading VaR. In light of this disclosure, please address the following related to your one-day VaR:

•

Given that your trading losses have not exceeded your 95%/one-day VaR in the most recent fiscal year and fiscal quarter, please tell us how you determined your VaR model is statistically appropriate in light of so few exceptions over this period of time. Also, please tell us about any work you performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted.

•

Address any changes you made, or plan to make, to your VaR methodology or assumptions during the periods presented, particularly highlighting any changes made because no trading losses were in excess of your 95%/one-day VaR.

Response:

The Company’s current VaR model uses 4 years of equally weighted daily data. Since the current 4-year data window includes the financial crisis of 2007-8, VaR has been generally conservative in recent times. The Company is aware of the preference of some regulatory authorities for more strongly pro-cyclical

VaR models, and has undertaken an extensive program of research to determine what pro-cyclical VaR, if any, it should adopt. [*]

Credit Risk

Country Exposure, page 124

Comment:

23.	We note your disclosure, on page 125, of credit exposure from your primary corporate loans and lending commitments and OTC derivative products by country based on the domicile of the counterparty. We also note your disclosure of cross-border outstandings to foreign governments on page 259 of your Form 10-K. Please revise your disclosure in future filings to quantify the amount of your gross exposure specifically to foreign governments including loans and lending commitments, OTC derivative products, any other derivative products, and sovereign government obligations.

Response:

In future filings the Company will quantify the amount of gross exposure specifically to foreign governments including loans and lending commitments, OTC derivative products, any other derivative products and sovereign government obligations. [*] Beginning with the Second Quarter Form 10-Q, the Company will disclose its exposure to European peripherals countries, which are defined as exposures in Greece, Ireland, Italy, Portugal and Spain.

*    *    *    *    *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth Deputy Chief Financial Officer

cc:	Ruth Porat, Executive Vice President and Chief Financial Officer

Jeffrey M. Kottkamp, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

Suzanne Hayes, Securities and Exchange Commission

Michael Seaman, Securities and Exchange Commission

Staci Shannon, Securities and Exchange Commission